Exhibit 21.1
Subsidiaries of Upwork Inc.

Name of Subsidiary	Jurisdiction
Ascen Inc.	Delaware

Ascen Workforce Canada Inc.	Canada

Ascen Workforce, LLC	Delaware

Bubty B.V.	Netherlands

Elance Limited	Ireland

Elance LLC	Delaware

Lifted Solutions LLC	Delaware

Lifted Talent Group LLC	Delaware

Payment Escrow Inc.	Delaware

Tallance B.V.	Netherlands

UPW Holdco, Inc.	Delaware

Upwork Global LLC	California

Upwork Payments Inc.	Delaware

Upwork Services LLC	Delaware